Exhibit 99.3

Grupo Éxito continues to deliver solid and consistent results. Consolidated net income reached COP 383 billion in the first nine months of the year, consolidating the positive trend in its commercial and financial performance

Consolidated revenues reached COP 15.8 trillion as of September, with a growth of 4.4% compared to the same period of the previous year, excluding the exchange rate effect, with Colombia’s performance being the main driver of the Group’s results, accounting for 78.3% of total revenues

The consolidated recurring EBITDA for the year to date reached COP 1.2 trillion, with a growth of 29%

In the third quarter, the retail business showed strong performance driven by outstanding results in Colombia and Uruguay, while the real estate business boosted results with revenue growth of 11% in Colombia and 14% in Argentina, excluding the exchange rate effect

Grupo Éxito’s consolidated results reflect consistency and discipline in the execution of its strategy, articulated across operational, commercial, and financial fronts. This comprehensive management approach has enabled progress toward a more efficient and sustainable operation, generating value for all its stakeholders

Consolidated results of Grupo Éxito (Colombia, Uruguay, and Argentina)

In the year to date, Grupo Éxito’s consolidated net revenues reached 15.8 trillion pesos, with a growth of 4.4%, excluding the exchange rate effect, compared to the same period of the previous year. During the third quarter of 2025, Grupo Éxito recorded 5.2 trillion pesos in consolidated revenues, showing an increase of 3.9% excluding exchange rate effects, with growth in Colombia and Uruguay, but impacted by the results in Argentina.

The operation in Colombia accounted for 78.3% of Grupo Éxito’s consolidated revenues, growing 4.6% year to date and 4.4% in the third quarter. Likewise, Uruguay recorded a growth of 3.7%, excluding exchange rate effects, and represented 18.6% of the company’s consolidated revenues. Argentina, meanwhile, continues to face a challenging environment, with its share of the company’s revenues representing 3.1%.

Operational and financial efficiencies, along with the rigorous execution of cost and expense action plans, drove an improvement in the EBITDA margin to 8.6% during the third quarter, reaching COP 448 billion, representing a 30.9% growth compared to the same period in 2024. Year to date, recurring EBITDA reached COP 1.2 trillion with a margin of 8%.

Continuing the positive trend in results, Grupo Éxito’s consolidated net income reached COP 383 billion in the first nine months of the year and COP 143 billion in the third quarter, with a margin of 2.7%, in contrast to a negative result in the same periods of the previous year. This change is the result of improved operating performance, lower financial costs, and contributions from ecosystem businesses, as well as a non-recurring positive effect from the recognition of a higher ownership share of the Group in the Uruguay operation.

“At Grupo Éxito our commitment is clear: to create value that endures, accompanying the development of people, families, and the territories where we are present. The results of this third quarter are a reflection of that: we have advanced with discipline and coherence, consolidating a more efficient operation, strengthening our ecosystem, and reaffirming confidence in the strategy that we have pursued from the beginning, as the figures demonstrate. Grupo Éxito’s consolidated net income reached COP 383 billion in the first nine months of the year and COP 143 billion in the third quarter of the year, reversing the loss recorded in the same periods of the previous year; consolidated revenues reached COP 15.8 trillion as of September 2025 and COP 5.2 trillion in the third quarter. Meanwhile, consolidated recurring EBITDA as of September was COP 1.2 trillion, with growth of 28.9%, and in the third quarter it was COP 448 billion, reaching a margin of 8.6%, growing 30.9% compared to the third quarter of the previous year. Each step forward confirms that we are on the right direction. With a long-term vision, firm decisions, and teamwork, we reach the close of 2025 with optimism”, said Carlos Calleja, President of Grupo Éxito.

Note: figures expressed in millions of Colombian pesos

“Grupo Éxito continues to move forward with determination, consolidating the results of its operational and financial strategy quarter by quarter. As a result of this disciplined execution, positive trends are maintained in revenue growth, cost and expense optimization, and the generation of net results with expanding margins. During the third quarter of 2025, consolidated revenues grew by 3.9%, excluding exchange rate effects, driven by the solid performance of operations in Colombia and Uruguay. The Group’s strategic priority continues to be to grow sustainably, preserve its financial strength, strengthen the business ecosystem, and reinvest part of the efficiencies achieved back into the business, ensuring long-term value creation for all its stakeholders”, said Fernando Carbajal Flores, Chief Financial Officer, Grupo Éxito.

Colombia leads revenue growth with a strategic focus on retail

In Colombia, Grupo Éxito achieved results that confirm that the transformation process and the decision to strengthen retail as the main business are generating a positive impact. Year to date, sales grew by 4.7%, reaching COP 11.4 trillion, in the third quarter, they grew by 4.3%, reaching COP 3.9 trillion, driven by a solid performance in the non-food segment, which showed growth of 9.1%, while the food category grew by 2.5%.

Same-store sales also recorded a growth of 5.5%, remaining above inflation levels, and digital channels reached more than COP 576 billion in sales, with a share of 14.6%.

During the third quarter of the year, complementary businesses such as real estate continued to make a significant contribution to Grupo Éxito’s results in the country. Currently, the company’s real estate portfolio operates more than 807,000 square meters of gross leasable area (GLA) in galleries and shopping centers, which reported an occupancy rate above 97%. Viva Malls’ revenues grew by 12.4% compared to the third quarter of 2024, reaching an EBITDA margin of 76.3%. Likewise, TUYA and Puntos Colombia continued to show solid performance, contributing COP 3.1 billion and COP 4 billion respectively to Grupo Éxito Colombia’s net result.

In terms of profitability, year to date, recurring EBITDA reached COP 920 billion, with a growth of 39.8% compared to the same period of the previous year; in the third quarter, it grew by 37.6%, reaching COP 345 billion and a margin of 8.4%.

“In Colombia, sales as of September reached COP 11.4 trillion, with a growth of 4.7%, and in the third quarter they reached 3.9 trillion pesos, increasing by 4.3%. In total, 40 stores have already been converted to the Éxito and Carulla brands, showing very positive sales growth of 6.8% compared to their original brands. Meanwhile, the commercial strategy was strengthened by savings initiatives. For example, products with InSUPERables prices have recorded a 12% growth in sales during 2025; likewise, the ImPRECIOnantes campaigns, in their two cycles, have managed to increase sales of the participating product portfolios by 3.5 and 6.1 times, respectively, resulting in stronger customer purchase preference. Sales from digital channels accounted for 14.6% of total sales”, said Carlos Mario Giraldo Moreno, General Manager of Grupo Éxito Colombia.

In terms of sustainability in Colombia, during the third quarter, Fundación Éxito delivered more than 53,000 food packages to around 10,000 children and their families, with an investment of COP 7.4 billion. Likewise, through the Vivir Plenamente program, mental health support was promoted for mothers and caregivers, providing 1,479 care sessions that benefited more than 3,800 children in Medellín.

Meanwhile, under the Cultivating Opportunities program, in the third quarter of 2025, more than 88% of the fruits and vegetables sold in Colombia were purchased locally, and of that total, more than 87% were bought directly. Likewise, more than 95% of the private label garments sold in Colombia were sourced within the country, through 215 local workshops of small and medium sized enterprises across seven departments.

The operations in Uruguay and Argentina accounted for 22% of Grupo Éxito’s consolidated revenues

Uruguay’s net revenues were COP 970 billion, with a growth of 3.7%, excluding exchange rate effects, compared to the same period of the previous year. This growth was mainly driven by the food category, which grew by 5.1%, the performance of the Fresh Market format, which grew by 6.1% and omnichannel sales, which grew by 4.2%.

In the third quarter of 2025, the EBITDA margin reached 11.5%, equivalent to COP 111 billion, as a result of cost and expense action plans. Year to date, recurring EBITDA reached COP 383 billion with a margin of 12.6%.

In Argentina, the performance of the real estate business stood out, growing by 13.9% in the third quarter, excluding exchange rate effects, and reporting occupancy levels of 84.6%. The revenue growth of the real estate business partially offset the trend of lower sales in the retail segment. Additionally, the currency devaluation impacted Argentina’s results in Colombian pesos, leading to a 56.4% decline in revenues.

“What began more than a year ago as a deep transformation process is now reflected in Grupo Éxito’s results and positions us as a stronger, more efficient, and more consistent organization, allowing us to look toward the end of the year with optimism and conviction”, concluded Carlos Calleja, President of Grupo Éxito.

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